FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

24 September 2021

Notification of Transactions by Persons Discharging Managerial Responsibilities

Matching awards (the "Awards") of ordinary shares of US$0.50 each (the "Shares") in HSBC Holdings plc (the "Company") were granted under the HSBC International Employee Share Purchase Plan.

The Awards vested on 22 September 2021 and the following transactions took place in London and Hong Kong respectively:

Name	Total number of Shares vested1	Number of Shares sold on 22 September at £3.64892 per Share2	Net Shares vested
Nuno Matos	154.0008	62.6679	91.3329
Surendra Rosha	130.2324	17.3970	112.8354

Name	Total number of Shares vested1	Number of Shares sold on 23 September at HKD39.3154 per Share2,3	Net Shares vested
Surendra Rosha	25.7682	3.44242	22.32578

1 The price for the Awards is based on the closing Share price on the London Stock Exchange and Hong Kong Stock Exchange on 21 September 2021.
2 Includes shares sold to cover withholding tax.
3 As it was a public holiday in Hong Kong on 22 September 2021 and the Hong Kong Stock Exchange was closed, shares to cover withholding tax were sold on 23 September 2021.

The following disclosures are made in accordance with the UK version of the EU Market Abuse Regulation 596/2014.

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Nuno Matos

2 - Reason for the notification

Position/status			Chief Executive, Wealth and Personal Banking

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-22	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC International Employee Share Purchase Plan			Price	Volume	Total
			£3.60	154.0008	£554.02
		Aggregated	£3.598	154.0008	£554.02

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-22	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£3.65	62.6679	£228.67
		Aggregated	£3.649	62.6679	£228.67

1 - Details of the person discharging managerial responsibilities / person closely associated

Name of natural person			Surendra Rosha

2 - Reason for the notification

Position/status			Co-Chief Executive of Asia Pacific and The Hongkong and Shanghai Banking Corporation Limited

Initial notification/amendment			Initial Notification

3 - Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

Full name of the entity			HSBC Holdings plc

Legal Entity Identifier code			MLU0ZO3ML4LN2LL2TL39

4 - Details of the transaction(s)

Transaction(s) summary table

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-22	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Acquisition under the HSBC International Employee Share Purchase Plan			Price	Volume	Total
			£3.60	130.2324	£468.51
		Aggregated	£3.598	130.2324	£468.51

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-22	Ordinary shares of US$0.50 each	GB0005405286	London Stock Exchange, Main Market (XLON)		GBP - British Pound
Nature of Transaction: Disposal			Price	Volume	Total
			£3.65	17.3970	£63.48
		Aggregated	£3.649	17.3970	£63.48

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-22	Ordinary shares of US$0.50 each	GB0005405286	Hong Kong Stock Exchange		HKD - Hong Kong Dollar
Nature of Transaction: Acquisition under the HSBC International Employee Share Purchase Plan			Price	Volume	Total
			HKD38.80	25.7682	HKD999.81
		Aggregated	HKD38.80	25.7682	HKD999.81

Date of Transaction	Financial Instrument	Identification Code	Place of Transaction		Currency
2021-09-23	Ordinary shares of US$0.50 each	GB0005405286	Hong Kong Stock Exchange		HKD - Hong Kong Dollar
Nature of Transaction: Disposal			Price	Volume	Total
			HKD39.32	3.44242	HKD135.34
		Aggregated	HKD39.315	3.44242	HKD135.34

For any queries related to this notification, please contact:

Lee Davis
Shareholder Services
020 7991 3048

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 24 September 2021